Exhibit 99

March 24, 2026

New York Stock Exchange
11, Wall Street,
New York,
NY 10005
USA

Dear Sir,

Sub:         Appointment of external law firms

This is in furtherance to the intimation made by the Bank on March 18, 2026 in relation to the resignation of Mr. Atanu Chakraborty as the Part-time Chairman and Independent Director of the Bank.

We wish to inform you that, Mr. Chakraborty did not mention any happenings and practices which were not in congruence with his personal values and ethics.

To reinforce the robust governance standards of the Bank, the Board of Directors of the Bank at its meeting held on March 23, 2026, took a proactive step and approved the appointment of external law firms (domestic and international), to conduct review regarding Mr. Chakraborty’s resignation letter.  The said law firms have been advised to provide their report on the same within a reasonable period of time.

The above is for your information and appropriate dissemination.

Yours faithfully,
For HDFC Bank Limited

Sd/-

Ajay Agarwal
Company Secretary
Group Head – Secretarial & Group Oversight